File No. 82-3929

FNC

SUPPL

09045780

FANCAMP EXPLORATION LTD.

INTERIM FINANCIAL STATEMENTS

JANUARY 31, 2009 AND 2008

2008venture50
TSX venture EXCHANGE TSX

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

	January 31 2009	April 30 2008
Assets		
Current		
Cash and Cash Equivalents	654,654	326,585
Marketable Securities (Note 3)	2,376,187	166,217
Accounts Receivable (Note 7)	541,950	656,450
Sales Taxes Refundable	81,132	16,176
Accrued Mining Duty Receivable	31,284	31,284
Accrued Exploration Tax Credits Receivable	-	58,667
Prepaid Expenses	7	6,375
Total Current Assets	3,685,214	1,261,754
Investment in The Magpie Mines Inc. (Note 4)	118,529	118,530
Mineral Properties Interests (Note 5)	4,159,403	1,319,945
Total Assets	$ 7,963,146	$ 2,700,229
Liabilities		
Current		
Accounts Payable and Accrued Liabilities (Note 7)	397,902	31,315
Long-term		
Deferred Quebec Mining Duties	160,388	160,388
Total Liabilities	558,290	191,703
Shareholders' Equity		
Share Capital (Note 6 (a))	9,240,247	7,389,540
Contributed Surplus (Note 6 (b))	4,741,837	3,179,010
Accumulated Other Comprehensive Income	(84,737)	14,704
Deficit	(6,492,490)	(8,074,728)
Total Shareholders' Equity	7,404,857	2,508,526
Total Liabilities and Shareholders' Equity	$ 7,963,146	$ 2,700,229

Note 1 - Nature and Continuance of Operations

Note 9 - Contingencies

Note 10 - Subsequent Events

Approved by the Directors:

"Peter Smith" Director **"Debra Chapman" Director**

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended January 31 2009	Nine Months Ended January 31 2009	Three Months Ended January 31 2008	Nine Months Ended January 31 2008
Revenue				
Mineral Property Royalties	12,500	37,500	-	-
Sale of Mineral Property Interests	-	2,264,751	-	-
Net Mineral Property Option Revenue	50,000	92,870	46,342	312,726
	62,500	2,395,122	46,342	312,726
Expenses				
Audit and Accounting	-	30,275	-	3,900
Field Administration, Management and Consulting	7,500	22,500	10,150	25,150
General Exploration Expenditures (Recovery)	-	1,800	-	2,150
Interest Expenses and Bank Charges	191	480	25	74
Legal Fees	-	2,290	3,219	3,836
Office Rent, Supplies and Services	11,458	35,546	10,382	27,051
Share Transfer, Listing and Filing Fees	5,632	24,970	4,539	15,530
Stock-based Compensation	260,724	1,562,827	-	2,755,309
Telephone	1,573	4,380	1,095	3,331
Travel and Accomodations	1,886	3,359	1,718	1,718
Total Expenses	288,965	1,688,426	31,128	2,838,050
Net Income (Loss) Before Other Income (Expenses) and Income Taxes	(226,465)	706,696	15,214	(2,525,324)
Future Income Tax Benefit on Renouncement of Canadian Exploration Expenditures	894,132	894,132		
Future Income Tax Recovery	(50,480)	(18,589)	-	-
Net Income (Loss)	$ 617,188	$ 1,582,239	$ 15,214	$ (2,525,324)
Deficit, Beginning of Period	7,109,677	8,074,728	8,325,739	5,785,201
Deficit, End of Period	**6,492,490**	**6,492,490**	**8,310,525**	**8,310,525**
Net Income (Loss) Per Share				
Basic		0.05		(0.09)
Diluted		0.05		(0.09)
Weighted Average Number of Shares Outstanding				
Basic		30,582,092		27,460,981
Diluted		35,133,981		29,260,981

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

	Three Months Ended January 31 2009	Nine Months Ended January 31 2009	Three Months Ended January 31 2008	Nine Months Ended January 31 2008
Operating Activities				
Net income (loss) for the Year	617,188	1,582,239	15,214	(2,525,324)
Items Not Affecting Cash in the Year				
Net Mineral Property Option and Other Payments	-	131,140	-	188,000
Mineral Properties Interests Written Off/Down	-	-	-	(166,384)
Stock-based Compensation	260,724	1,562,827	-	2,557,301
Marketable Securities Acquired From Property Op	-	(2,250,000)	-	-
Gain (Loss) on Marketable Securities	58,442	(51,449)	(50,993)	(48,942)
Dilution gain on and loss from equity investment	-	-	-	-
Future Income Tax Recovery	-	-	-	-
Income Tax Benefit of Renounced Exploration	(894,132)	(894,132)	-	-
	42,222	80,625	(35,779)	4,651
Changes in Non-Cash Working Capital Items	891,232	414,539	102,592	(170,810)
	933,454	495,164	66,813	(166,159)
Financing Activities				
Quebec Mining Duties	-	-	-	-
Quebec Exploration Tax Credit	58,667	58,667	-	-
Share Subscriptions Received	-	500,000	-	-
Shares Issued for Cash	672,412	2,221,238	-	492,176
Shares Issued for Property Acquisition	-	23,600	-	-
Total Financing Activities	731,079	2,803,505	-	492,176
Investing Activities				
Investment in The Magpie Mines Inc.	-	-	-	-
Proceeds from disposition of marketable securities	-	-	-	-
Mineral Property Acquisition	(100)	(37,918)	(3,087)	(25,819)
Mineral Exploration Expenditures	(1,542,533)	(2,932,680)	(116,567)	(181,111)
Total Investing Activities	(1,542,633)	(2,970,598)	(119,654)	(206,930)
(Decrease) Increase in Cash and Cash Equivalents	121,900	328,071	(52,841)	119,087
Cash and Cash Equivalents, Beginning of Period	532,756	326,585	365,466	193,536
Cash and Cash Equivalents, End of Period	$ 654,654	$ 654,654	$ 312,625	$ 312,625

Supplementary Disclosure of Non-Cash Financing and Investing Activities

Shares Issued on Mineral Property Acquisition Option		20,000
Shares Received on Option to Sell Mineral Property Interest		2,250,000

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is an exploration stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has an accumulative loss of $6,492,490 at January 31, 2009 (2008 - $8,310,525) and has not developed any self sustaining operations. These financial statements have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going-concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at January 31, 2009 and 2008 the Company does not have any cash equivalents. As at January 31, 2009 the Company does have cash over the federally insured limit of $554,654. (2008 – $212,623).

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capitalized costs and related exploration and development expenditures of the optioned property, before being recognized as income into operations. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties include only the Company's joint venture share of the costs.

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the

Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Exploration tax credits

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

Foreign currency transactions and translation

The Company's functional currency is Canadian dollars. Transactions in other currencies are recorded in Canadian dollars at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into Canadian dollars at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the statements of operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Stock-based compensation

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Financial instruments and comprehensive income

The Company's financial instruments include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its accounts receivable, as receivables, and its account payable and accrued liabilities as other financial liabilities. The fair values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short term nature. The Company recorded the marketable securities at its fair value and the unrealized gains and losses are recorded in the statement of comprehensive income on a net of tax basis. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not exposed to derivative financial instruments.

Comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

The Company recognizes into income a future income tax benefit on the renouncement of Canadian exploration expenditures to its flow-through share investors.

Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to their fair value. Fair value is generally determined using a discounted cash flow analysis.

Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as "site restoration costs", in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at January 31, 2009 (2008 - $nil).

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted average number of shares outstanding in the year. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Future Accounting Changes

a) Capital Disclosures and Financial Instruments – Disclosure and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Statements – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on May 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequence of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

b) International Financial Reporting Standards ("IFRS")

In January, 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability ("PAEs"). The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. The use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting IFRS.

c) Goodwill and Intangible Assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective in the first quarter of 2009. The adoption of this section is not expected to impact the Company.

NOTE 3 – MARKETABLE SECURITIES

The Company has investments in marketable securities which have been classified as available for sale.

	2009	2008
	$	$
Champion Minerals Inc.	42,000	-
Uracan Resources Ltd., at fair market value	50,750	85,750
Probe Mines Ltd., at fair market value	4,545	32,320
Diadem Resources Ltd., at fair market value	142	780
Bonaventure Enterprises Inc., at fair market value	2,750	13,000
Nebu Minerals Ltd., at fair market value	3,500	2
RT Minerals Inc., private company	22,500	-
7013833 Canada Inc., private company	2,250,000	-
	2,376,187	131,852

The difference between the fair value and the cost of marketable securities has been recorded in accumulated other comprehensive income, net of future income taxes of $1,254.

Champion Minerals Inc.

The Company received 50% of the 300,000 common shares of Champion Minerals Inc. pursuant to an option agreement to sell 65% of its 50% interest in 15 iron properties which are part of the Mt. Reed/Mt. Wright property. The quoted market price of Champion Minerals Inc. was $0.28 as at January 31, 2009.

Uracan Resources Ltd.

The Company received 50% of the 350,000 common shares of Uracan Resources Ltd. in consideration for its 50% ownership interest in the Johan Beetz property. The quoted market price of the shares of Uracan Resources Ltd. was $0.29 as at January 31, 2009.

Probe Mines Ltd.

The Company received 100,000 common shares of Probe Mines Ltd. pursuant to an option agreement to sell its 100% interest in the McFaulds/Fancamp property in Ontario, consisting of 4 mineral claims.

During 2007, the Company sold 49,500 shares. The quoted market price of the shares was $0.09 as at January 31, 2009.

Diadem Exploration Inc.

The Company received an ownership interest in 23,790 first preferred shares of Diadem Exploration Inc. in consideration for its 50% ownership interest in 102 claims in the Otish Mountain region of Quebec. The Company previously received a 100% ownership interest in 2,990 of the first preferred shares and a 50% joint ownership interest in the remaining 20,800 shares.

Diadem Exploration Inc. is a 100% subsidiary of Diadem Resources Ltd., a Canadian public company. The shares in Diadem Exploration Inc. were exchanged into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd., at an exchange price of $1.888. The Company now holds a 100% interest in 1,584 common shares and a 50% interest in 11,017 common shares. The quoted market price of the shares of Diadem Resources Ltd. was $0.02 as at January 31, 2009.

Bonaventure Enterprises Inc.

The Company received 50% of the 100,000 common shares of Bonaventure Enterprises Inc. pursuant to an option agreement to sell its 50% interest in the Baie Comeau property. The quoted market price of the shares of Bonaventure Enterprises Inc. was $0.055 as at January 31, 2009.

Nebu Minerals Ltd.

The Company received 50% of the 350,000 common shares of Nebu Minerals Ltd. pursuant to an option agreement to sell its 50% interest in the George River property. The quoted market price of the shares of Nebu Minerals Ltd. was $0.02 as at January 31, 2009.

RT Minerals Inc.

The Company received 50% of the 500,000 common shares of RT Minerals Inc. pursuant to an option agreement to sell its 50% interest in the Godbout claims, part of the Baie Comeau property. As of April 30, 2008, RT Minerals Inc. was a private company and the estimated market price of the shares of RT Minerals Inc. was $0.09 as at January 31, 2009.

7013833 Canada Inc.

The Company received 1,500,000 redeemable face value fully paid non-assessable shares of 7013833 Canada Inc., pursuant to an option agreement to sell its 100% interest in the Lac La Blache property. The preferred shares are secured by the property and will pay a 5% annual dividend.

The Company received a further 50% of 1,500,000 redeemable face value fully paid non-assessable shares of 7013833 Canada Inc., pursuant to an option agreement to sell its 50% interest in the Consolidated Morrison and Hanna properties. The preferred shares are secured by the property and will pay a 5% annual dividend.

On November 10, 2008, Argex Silver Capital Inc. entered into an agreement to acquire all of the assets of 7013833 Canada Inc. As per this agreement, the preferred shares have a redeemable face value of $1.00 per preferred share. In the event of a going public transaction, the total redeemable face value of the preferred shares is convertible into common shares at the share price of the corporation.

For further details, see "Mineral Properties Interests".

NOTE 4 – INVESTMENT IN THE MAGPIE MINES INC. ("THE MAGPIE")

During the fiscal year 2008, the Company received 50% of the 54,921,962 common shares of The Magpie in consideration for its 50% ownership interest in the Magpie property. The Company recorded the cost of 27,460,981 common shares of The Magpie at $10,446 as the cost incurred on the Magpie property. The Company's original 50% equity stake has been and may be further diluted based on share capital financings that were carried out in The Magpie for ongoing funding of Magpie property. The Company accounts for The Magpie on an equity basis resulting in an equity loss of $16,044 and a gain on dilution of $124,127 for the year ended April 30, 2008. As January, 2009, the Company held 48.67% of The Magpie.

NOTE 5 - MINERAL PROPERTIES INTERESTS

The Company's mineral properties interests are detailed below and in Schedule I – Summary of Deferred Costs on Mineral Properties Interests.

(a) 100% owned claims in the Province of New Brunswick

Upsalquitch Forks claims

Six of the Upsalquitch Forks claims are subject to a royalty interest of 1% net smelter returns, which the Company may retire by the payment of $500,000.

St. George's claims

18 of the 56 St. George's claims are subject to a royalty interest of 1% of net smelter returns, of which the Company may retire ½% net smelter returns by the payment of $250,000.

Digdeguash River claims

These 102 claims are subject to a royalty interest of 1% of net smelter returns.

(b) 100% owned claims in the Province of Quebec

Lemoine Township claims

The Lemoine claims are subject to a royalty interest of 1 1/2% of net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Manic III claims

The Manic III claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Beauce claims

The Company earned a 100% interest in 31 mineral claims which are subject to a royalty interest of 1.5% net smelter return, of which the Company may retire 1% net smelter returns by the payment of $1,000,000. The Company also holds an additional 390 claims that were acquired by staking.

Lac La Blache claims

The Company owns a 100% interest in 18 claims in the Lac De La Blache region.

In August, 2008, the Company entered into an option agreement with 7013833 Canada Inc. whereby 7013833 Canada Inc. may acquire a 100% interest in these claims by:

(i) making cash payments totalling $175,000 over 3 years ($25,000 paid to date),
(ii) issuing 1,500,000 redeemable face value, fully paid, non-assessable preferred shares, secured by the property and paying a 5% annual dividend,
(iii) signing a net smelter agreement in favor of Fancamp for 2%, rising to 4% two years following production,
(iv) paying an advance royalty of $100,000 per year, beginning at the end of year three.

After earning its 100% interest, the purchaser will have the option to purchase back up to 50% of the NSR for $1,500,000.

(c) 100% owned claims in the Province of Ontario

McFaulds Fancamp claims

The McFaulds Fancamp claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1.5% net smelter returns by the payment of $1,500,000.

Norway Lake claims

In the first quarter 2008, the Company entered into an agreement to acquire 105 claim units in the Thunder Bay Mining Division. To earn a 100% interest in these claims the Company will:

(i) pay a total of $37,500.00 to the vendor ($12,500.00 paid to date),
(ii) issue a total of 60,000 common shares of Fancamp (20,000 issued to date),
(iii) spend $150,000 on exploration and development over three years.

The vendor will retain a 2% NSR of which 1% may be bought back for $500,000.

(d) Mineral properties interests held jointly with others

Mt. Reed / Mt. Wright claims

The Company owns a 50% interest in 500 claims in the Mt. Reed / Mt. Wright region. The claims are held jointly with Sheridan Platinum Group Ltd. ("Sheridan"), a company who is a significant shareholder of the Company as at January 31, 2009.

During the first quarter, 2008, the Company entered into an option agreement with Champion Minerals Inc. on 15 of these iron properties. Champion may acquire up to a 65% interest in these claims by:

(i) making cash payments totaling $1,000,000 over 4 years ($200,000 paid to date),
(ii) issuing 2,500,000 common shares over 4 years (300,000 issued to date),
(iii) spending a total of $6,000,000 in staged exploration and development work over 4 years.

After earning its 65% interest, Champion will have the option of acquiring a further 5% interest by producing a bankable feasibility study and issuing a further 500,000 common shares. Once Champion has completed its earn-in a joint venture will be formed, subject to other terms and conditions.

In August, 2008, the Company entered into an option agreement with 7013833 Canada Inc. on 2 of these iron properties (Hanna and Consolidated Morrison), whereby 7013833 Canada Inc. may acquire a 100% interest in these claims by:

(i) making cash payments totaling $175,000 over 3 years ($12,500 paid to date),
(ii) issuing 1,500,000 redeemable face value, fully paid, non-assessable preferred shares, secured by the property and paying a 5% annual dividend,
(iii) signing a net smelter agreement in favor of Fancamp for 2%, rising to 4% two years following production,
(iv) paying an advance royalty of $100,000 per year, beginning at the end of year three.

After earning its 100% interest, the purchaser will have the option of purchasing back up to 50% of the NSR for $1,500,000.

Longue Pointe de Mingan claims

The Company owns a 50% interest in this 39 claim property. The claims are held jointly with Sheridan.

Rupert II Uranium claims

The company owns a 50% interest in 33 claims in Quebec. The claims are jointly held with Sheridan.

St. Urbaine claims

The Company owns a 50% interest in 3 claims in Quebec. The claims are held jointly with Sheridan.

Dieter Lake claims

The Company owns a 50% interest in 261 claims in Quebec. The claims are held jointly with Sheridan.

George River claims

The Company owns a 50% interest in 368 claims in Quebec. The claims are held jointly with Sheridan.

In fiscal 2008, the George River claims became subject to an option agreement with Nebu Resources Ltd. ("Nebu"), whereby Nebu has the option to earn a 100% interest by:

(i) paying $50,000 within two days of signing (fulfilled),
(ii) paying $350,000 and issuing 350,000 common shares of Nebu by April 30, 2008 (fulfilled),
(iii) paying $325,000 by April 30, 2008 (fulfilled),
(iv) paying $200,000 by November 30, 2008,
(v) paying $1,000,000 or issuing 1,000,000 shares at a deemed price of $1.00 at the optioners' choice by April 30, 2009.

Payments may be reduced by 25% for any property dropped from the option before the due dates of the payments. In June, 2008, Nebu dropped 124 claims and reduced future option payments by $150,000. During the second quarter of 2008, Nebu Resources Ltd. relinquished their option and the claims have been returned to Fancamp and Sheridan.

Baie Comeau claims

The Company owns a 50% interest in 274 claims in Quebec. The claims are held jointly with Sheridan.

In fiscal 2008, 222 of these claims became subject to an option agreement with Bonaventure Enterprises Inc. ("Bonaventure"), whereby Bonaventure has the option to earn a 50% interest by:

(i) paying $50,000 and issuing 100,000 common shares of Bonaventure upon signing (fulfilled),
(ii) paying $50,000 and issuing 100,000 common shares at end of year 1
(iii) paying $50,000 and issuing 100,000 common shares at end of year 2
(iv) paying $100,000 and issuing 100,000 common shares at end of year 3

In addition, Bonaventure is required to spend $500,000 on exploration in year 1, $750,000 in year 2 and $1,250,000 in year 3 to earn its 50% interest. Upon Bonaventure exercising the initial option, they can acquire a further 10% interest in the property by producing a bankable feasibility study on the property within 2 years and issuing 10% of the outstanding shares of Bonaventure. Bonaventure Enterprises Inc. relinquished their option and the claims have been returned to Fancamp and Sheridan.

Also in fiscal 2008, 52 of these claims ("known as the Godbout") became subject to an option agreement with RT Minerals Inc. ("RT"), whereby RT has the option to earn a 100% interest by:

(i) paying $25,000 and issuing 500,000 common shares of RT upon signing (fulfilled),
(ii) paying $50,000 at end of year 1, amended to $20,000 (fulfilled)

Upon completion of the agreement, the Company and Sheridan, with a 50% joint interest each, are entitled to a 3% NSR royalty, with a buyback on 1 .5% for $1,000,000. As at August 29, 2008, RT Minerals has earned their 100% interest in these claims and Fancamp and Sheridan have retained the 3% NSR. See mineral property royalty interests section (e).

Villebon Nickel claims

The Company owns a 50% interest in 125 claims in Quebec. The claims are held jointly with Sheridan. In fiscal year 2007, the Company and Sheridan jointly entered into an option agreement with Les Resources Tectonic Inc. ("Tectonic") to acquire 100% of 5 mineral claims located in Villebon township owned by Tectonic for the following consideration:

(i) paying $15,000 upon signing (fulfilled)
(ii) paying $25,000 at the end of year 1 (fulfilled)
(iii) paying $35,000 at the end of year 2
(iv) paying final $45,000 at the end of year 3

The Company and Sheridan are required to spend $50,000, $75,000 and $150,000 on the property on year one, two and three respectively. Further, Tectonic is entitled to a 2% Net Smelter Return which the Company and Sheridan can buyback 1% for $1,000,000. Subsequent to the end of the quarter, these claims were optioned to LiteWave Corp. and St-Georges Minerals Inc. See Note 10 – Subsequent Events.

Desolation Lake claims

The Company owns a 50% interest in fifty nine (59) blocks of sixteen (16) claim units in Ontario. The claims are jointly held with Sheridan.

(e) Mineral property royalty interests

Fancamp Township claims

The Company holds a 10% net profits royalty on 17 mineral claims in Quebec. The cost of those mineral claims is carried at a nominal value.

Mountain claims

The Company holds a royalty interest of 0.5% net smelter returns on 29 claims in Quebec, of which 0.25% net smelter returns may be retired by the payment of $250,000 at the beginning of production.

Johan Beetz claims

Uracan Resources Ltd. has now earned a 100% interest in the previously held 50% interest in 1,703 claims in Quebec. The Company retains a 1.5 % net smelter royalty for the first two years of commercial production, increasing to 2.5% thereafter. URC is required to make quarterly advance royalty payments of $12,500 to the Company as of January 1, 2008.

Baie Comeau claims

As at August 29, 2008, RT Minerals has earned their 100% interest in these claims and Fancamp and Sheridan have retained a 3% NSR, of which 1.5 % may be purchased back for $1,000,000.

NOTE 6 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2009		2008	
	Number	Amount	Number	Amount
		$		$
Balance, beginning of period	27,510,981	7,389,540	25,126,924	6,931,165
Share capital received	0	0	0	0
Issued for cash	8,640,000	3,020,000	0	0
Share issuance costs	0	(483,367)	0	0
Agent's commissions	0	184,605	0	0
Exercise of stock options	-	-	2,334,057	294,168
Pursuant to mineral property option	20,000	23,600	-	-
Allocated from Contributed Surplus	0	0	0	198,008
Future Tax Liability on Renouncement of Expenditures		(894,132)		
Balance, end of period	**36,170,981**	**9,240,247**	**27,460,981**	**7,423,341**

(b) Contributed surplus

	2009	2008
	$	$
Balance, beginning of period	3,179,010	209,907
Reclassify portion of stock options exercised to share capital	-	198,008
Stock-based compensation on stock options previously granted	1,302,103	
Stock-based compensation on stock options granted during the period	260,724	2,755,309
Balance, end of period	**4,741,837**	**2,767,208**

(c) Share purchase warrants

The following warrants were outstanding at the end of the period:

Number of Warrants	Exercise Price	Expiry Date
1,500,000	0.75	9/29/2010
220,000	0.75	10/17/2010
2,000,000	0.50	11/28/2010
300,000	0.50	12/15/2010
300,000	0.50	12/30/2010
4,320,000		

All warrants are subject to forced acceleration in the event the Company's shares close at a price of $1.00 per share for 30 consecutive trading days after the four month hold period has expired.

(d) Management incentive options

The Company's stock option plan provides for the granting of stock options totaling in aggregate up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing

investor-relation services or consulting services up to a limit of 5% and 2% respectively of the Company's total number of issued and outstanding shares per year. The stock options are fully vested on the date of grant, except stock options granted to consultants or employees performing investor relation activities, which vest over 12 months. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In June and July, 2008 (first quarter), the Company granted incentive stock options for the purchase of up to 750,000 common shares, at a price of $1.90 per share, exercisable on or before June 23, 2013 as to 50,000 and July 24, 2013 as to 700,000. In January, 2009, the Company granted options for the purchase of up to 850,000 common shares, at a price of $0.50 per share, exercisable on or before January 9, 2014. The Company also, subject to shareholder approval, re-priced outstanding options for the purchase of up to 2,700,000 common shares from a price of $1.90 per share to $0.50 per share.

The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions; risk free interest rate at 2.03, dividend yield of 0%, volatility factor of 167.96 and an expected life of 5. The amount of $260,724 relating to stock-based compensation on options that vested during the current quarter has been charged to operations and credited to contributed surplus.

A summary of stock options outstanding and exercisable is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2009	2008
0.15	July 4, 2010	50,000	100,000
0.50	October 30,2012	1,700,000	1,700,000
0.50	February 13, 2013	250,000	-
0.50	June 23, 2013	50,000	-
0.50	July 23, 2013	700,000	-
0.50	January 9, 2014	850,000	
		3,600,000	1,800,000

(f) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at December 31, 2008, the Company incurred $2,433,510 in qualifying Canadian exploration expenditures, with a further 45,356 being incurred in January, 2009.

As at January 31, 2009, the Company has a commitment to incur $452,713 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) by December 31, 2009 pursuant to the terms of issuance of the flow-through shares.

NOTE 7 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2009	2008
	$	$
a) Professional geological fees paid, or payable, to a Director	88,550	48,375
b) Administration fees and rent paid, or payable, to Directors	19,134	18,154
c) Accounts payable to a major shareholder at October 31	7,038	7,038
d) Accounts receivable from a major shareholder at October 31	409,949	452,922
e) Accounts receivable from a related party	132,000	

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

NOTE 9 – CONTINGENCIES

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses.

Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana. In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations in the amount of $610,170. In the event that the Botswana government initiates collection of the above-noted exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (Cdn$680,237).

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to the end of the Quarter, the Company announced that its 50% held (50% Sheridan Platinum Group) nickel-copper-PGE project, known as the Villebon Property, in northern Quebec, has been optioned to LiteWave Corp. and St-Georges Minerals Inc.

To acquire up to 100% ownership in the property, St-Georges will issue a total of 2,250,000 common shares to Fancamp and Sheridan within six months. Litewave will be required pay the vendors $200,000 Cdn. over two years and then an annual advance royalty payment of $20,000 Cdn. The Property is subject to a 2% Net Smelter Return ("NSR") on 18 claims and to a 1% NSR on 5 claims covering the Villebon Zone. A total of 1% of the 2% NSR can be purchased for $1,000,000 Cdn. LiteWave will assume a remaining property payment of $80,000 Cdn. on the Villebon Zone 5 claims to Tectonic Resources as well as an existing 2% NSR, of which 1% can be purchased for $1,000,000 Cdn.

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the three months ended January 31, 2009:

	As At October 31, 2008			Mineral Properties Interest Expenditures Incurred During the Three Months Ended January 31, 2009				As at January 31, 2009		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option and Other Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Beauce, PQ	94,777	212,618	307,395	100		10,210		94,877	222,828	317,705
Cundy Lake, NB	574	680	1,254					574	680	1,254
Digdequash, NB	5,739	16,169	21,908					5,739	16,169	21,908
Dileo Lake, PQ	-	125	125					-	125	125
Gamache, PQ	56	357	413					56	357	413
Lac de la Blache, PQ	-	1	1					18,701	(18,700)	1
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	179	681					502	179	681
Lemoine, PQ	4,740	11,871	16,611					4,740	11,871	16,611
Manic III, PQ	2,254	3,754	6,008					2,254	3,754	6,008
McFaulds Fancamp, ON	1,290	1,423,178	1,424,468			1,512,918		1,290	2,936,096	2,937,386
Norway Lake, ON	36,100	47,137	83,237			14,975		36,100	62,112	98,212
Sept-Iles Mechant, PQ	2,068	35,593	37,661					2,068	35,593	37,661
St. George's, NB	10,418	159,046	169,464			2,651		10,418	161,697	172,115
Upsalquitch Forks, NB	301	1,700	2,001					301	1,700	2,001
Jointly Held										
Baie Comeau, PQ	1	-	1					1	-	1
Desolation Lake, ON	97,487	2,300	99,787					97,487	2,300	99,787
Dieter Lake, PQ	6,961	9,400	16,361					6,961	9,400	16,361
George River, PQ	1	-	1					1	-	1
Hanna Uranium, PQ	1	-	1					1	-	1
Johan Beetz, PQ	1	-	1					1	-	1
Longue Pointe de Mingan, PQ	-	366,250	366,250					-	366,250	366,250
Mt. Reed/Mt. Wright, PQ	1	(1,265)	(1,264)			1,265		1	-	1
Rupert, PQ	8,135	28,036	36,171					8,135	28,036	36,171
St. Urbaine, PQ	-	(1,014)	(1,014)					-	(1,014)	(1,014)
Villebon, PQ	23,198	3,684	26,882			515		23,198	4,199	27,397
Royalty Interests	-	-	-					-	-	-
Fancamp, PQ	1	-	1					1	-	1
Mountain, PQ	1	-	1					1	-	1
	$ 296,416	$ 2,320,353	$ 2,616,771	$ 100	$ -	$ 1,542,533	$ -	$ 315,217	$ 3,844,186	$ 4,159,403

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the nine months ended January 31, 2009:

	As At April 30, 2008			Mineral Properties Interest Expenditures Incurred During the Nine Months Ended January 31, 2009				As at January 31, 2009		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option and Other Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Beauce, PQ	94,777	202,535	297,312	100		20,293		94,877	222,828	317,705
Cundy Lake, NB	574	680	1,254					574	680	1,254
Digdequash, NB	5,739	11,097	16,836			5,072		5,739	16,169	21,908
Dileo Lake, PQ		125	125					-	125	125
Gamache, PQ	56	357	413					56	357	413
Lac de la Blache, PQ	1,334	5,727	7,061		(1,525,000)	12,975	1,504,964	-	1	1
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	179	681					502	179	681
Lemoine, PQ	4,740	11,871	16,611					4,740	11,871	16,611
Manic III, PQ	2,254	3,754	6,008					2,254	3,754	6,008
McFaulds Fancamp, ON	1,290	117,391	118,681			2,818,705		1,290	2,936,096	2,937,386
Norway Lake, ON		2,850	2,850	36,100		59,262		36,100	62,112	98,212
Sept-Iles Mechant, PQ	2,068	35,593	37,661					2,068	35,593	37,661
St. George's, NB	10,418	159,015	169,433			2,682		10,418	161,697	172,115
Upsalquitch Forks, NB	301	1,550	1,851			150		301	1,700	2,001
Jointly Held										
Baie Comeau, PQ	1		1					1	-	1
Desolation Lake, ON	102,013	1,100	103,113		(4,526)	1,200		97,487	2,300	99,787
Dieter Lake, PQ	6,961	9,400	16,361					6,961	9,400	16,361
George River, PQ	1		1					1	-	1
Hanna Uranium, PQ	1,450		1,450		(762,500)		761,051	1	-	1
Johan Beetz, PQ	1	-	1					1	-	1
Longue Pointe de Mingan, PQ	-	366,250	366,250					-	366,250	366,250
Mt. Reed/Mt. Wright, PQ	18,499	73,835	92,334	1,718	(128,000)	11,077	22,871	(84,913)	84,912	1
Rupert, PQ	8,135	28,036	36,171					8,135	28,036	36,171
St. Urbaine, PQ	-	(1,014)	(1,014)					-	(1,014)	(1,014)
Villebon, PQ	23,198	2,934	26,132			1,265		23,198	4,199	27,397
Royalty Interests										
Fancamp, PQ	1		1					1	-	1
Mountain, PQ	1		1					1	-	1
	$ 286,123	$ 1,033,820	$ 1,319,945	$ 37,918	$ (2,420,026)	$ 2,932,681	$ 2,288,886	$ 211,603	$ 3,947,800	$ 4,159,403

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the three month period ended January 31, 2008:

	As At October 31, 2007			Mineral Properties Interest Expenditures Incurred During the Period Ended January 31, 2008				As at January 31, 2008		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) (Income/Sales)	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Cundy Lake	574	680	1,254					574	680	1,254
Digdeguash, NB	3,655	4,697	8,352					3,655	4,697	8,352
Dileo Lake, PQ		125	125					0	125	125
Gamache, PQ	56	357	413					56	357	413
La Grande, PQ	(1,100)	1,100						(1,100)	1,100	
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	177	679					502	177	679
Lemoine, PQ	4,390	14,245	18,635					4,390	14,245	18,635
Manic III, PQ	2,255	3,754	6,009					2,255	3,754	6,009
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds		4,550	4,550			41,175		0	45,725	45,725
Sept-Iles Mechant, PQ	2,068	39,169	41,237					2,068	39,169	41,237
St. George's, NB	7,403	123,919	131,322			710		7,403	124,629	132,032
Upsalquitch Forks, NB	301	1,550	1,851					301	1,550	1,851
Jointly Held										
Baie Comeau	2,976	5,934	8,910				(8,910)	(5,934)	5,934	0
Beauce, PQ	93,832	93,661	187,493	685		76,047		94,517	169,708	264,225
Dieter Lake, PQ	6,961	9,400	16,361					6,961	9,400	16,361
George River, PQ	(2,019)	2,021	2					(2,019)	2,021	2
Hanna Uranium, PQ	1,450	0	1,450					1,450	0	1,450
Longue Pointe de Mingan, PQ	0	350,006	350,006					0	350,006	350,006
Magpie	1,375	975	2,350	5,378		4,570		6,753	5,545	12,297
Mt. Reed/Mt. Wright, PQ	13,500	53,052	66,552					13,500	53,052	66,552
Rupert, PQ	8,135	28,036	36,171					8,135	28,036	36,171
St. George's, NB	(745)	40,411	39,666					(745)	40,411	39,666
St. Urbain, PQ		3,068	3,068					0	3,068	3,068
Villebon	23,198	3,487	26,685					23,198	3,487	26,685
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
Johan Beetz, PQ	1		1					1	0	1
	200,350	808,171	1,008,521	6,063	0	122,502	(8,910)	197,503	930,673	1,128,175

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the nine month period ended January 31, 2008:

	As At April 30, 2007			Mineral Properties Interest Expenditures Incurred During the Period Ended January 31, 2008				As at January 31, 2008		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) (Income/Sales)	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Cundy Lake				574		680		574	680	1,254
Digdeguash, NB				3,655		4,194		3,655	4,194	7,849
Dileo Lake, PQ			0			125		0	125	125
Gamache, PQ	56	282	338			75		56	357	413
La Grande, PQ	(1,100)	1,100	0					(1,100)	1,100	0
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	178	680					502	177	679
Lemoine, PQ	4,390	7,463	11,853			6,782		4,390	14,245	18,635
Manic III, PQ	2,255	3,526	5,781			228		2,255	3,754	6,009
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	0	1,242
McFaulds						45,725		0	45,725	45,725
Sept-Iles Mechant, PQ	1,024	29,942	30,966	1,044		9,227		2,068	39,169	41,237
St. George's, NB	5,319	123,919	129,238	2,084		4,662		7,403	128,581	135,984
Upsalquitch Forks, NB	301	1,550	1,851					301	1,550	1,851
Jointly Held										
Baie Comeau	2,976		2,976			5,934	(8,910)	(5,934)	5,934	0
Beauce, PQ	92,982	91,253	184,235	1,535		78,455		94,517	169,708	264,225
Dieter Lake, PQ	6,961	9,320	16,281			583		6,961	9,903	16,864
George River, PQ	19,597	2,021	21,618				(21,616)	(2,019)	2,021	2
Hanna Uranium, PQ	1,450		1,450					1,450	0	1,450
Longue Pointe de Mingan, PQ	0	349,956	349,956			50		0	350,006	350,006
Magpie				6,753		5,545		6,753	5,545	12,298
Mt. Reed/Mt. Wright, PQ	12,850	33,498	46,348	650		23,303		13,500	56,801	70,301
Rupert, PQ	8,135	26,588	34,723			1,448		8,135	28,036	36,171
St. George's, NB	(745)	36,459	35,714					(745)	36,459	35,714
St Urbain, PQ		1,118	1,118			(1,800)		0	(682)	(682)
Villebon	10,698	1,657	12,355	12,500		1,830		23,198	3,487	26,685
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
Johan Beetz, PQ	1		1					1		1
	199,234	743,627	942,861	28,795	0	187,046	(30,526)	197,503	930,672	1,128,175

Fancamp Exploration Ltd.
Schedule II - Exploration Expenditures on Mineral Properties Interests
January 31, 2009 and 2008

Incurred in the Nine Months Ended January 31, 2009:

	Camp Costs	Drilling Assays	Engineering, Consulting, and Sundry	Prospecting, Ground, Air Surveys	Total 2009
Beauce			20,293		20,293
Desolation Lake			1,200		1,200
Digdeguash			922	4,150	5,072
Lac La Blache			12,975		12,975
McFaulds	33,091	1,901,594	8,150	875,871	2,818,705
Mt. Reed/Mt. Wright			11,077		11,077
Norway Lake		18,451	1,450	39,360	59,262
St. George		(194)	225	2,651	2,682
Upsalquitch Forks			150		150
Villebon				1,265	1,265
	$ 33,092	$ 1,919,853	$ 56,443	$ 923,297	$ 2,932,681

Incurred in the Nine Months Ended January 31, 2008:

	Camp Costs	Drilling Assays	Engineering, Consulting, and Sundry	Prospecting, Ground, Air Surveys	Total 2008
Baie Comeau					
Beauce			8,983	69,472	78,455
Cundy Lake				680	680
Dieter Lake			80		80
Digdeguash		503	3,300	894	4,697
Dileo Lake			125		125
Gamache			75		75
Lemoine			650	6,132	6,782
Longue Pointe Mingan			50		50
Magpie	375		2,773	2,397	5,545
Manic III			228		228
McFaulds			7,325	38,400	45,725
Mt. Reed/Mt. Wright			19,554		19,554
Rupert			1,448		1,448
Sept-Iles Mechant			4,550	4,677	9,227
St. George		322	2,590	1,750	4.662
St. Urbain			1,950		1,950
Villebon			1,830		1,830
	$ 375	$ 825	$ 55,511	$ 124,402	$ 97,077

File No. 82-3929

2008venture50. TSX venture EXCHANGE

FNC FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the Company and notes thereto for the period ended January 31, 2009. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is March 2, 2009. Additional information on the Company is available on SEDAR at www.sedar.com and the Company's web site at www.fancampexplorationltd.ca.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration.

OVERALL PERFORMANCE

The Company raised a total of $3,020,000 from September 19, 2008 to date, providing funds necessary to further the Company's exploration programs.

The Company's exploration activities were primarily focused on its 2,560 hectare McFauld's Lake property. A substantial portion of the ultrabasic intrusive complex is located on the Company's property. A reconnaissance drill program that begun in August, 2008 on the Company's C-1, C-5 and C-6 targets was completed during the quarter. (See McFauld's Lake Property under Mineral Properties section.)

The Company's 48.7% owned subsidiary, The Magpie Mines Inc., also began a drill program which was completed on November 4, 2008. The results demonstrated that the historic zone projections were quite accurate on at least two of the profiles.

RESULTS OF OPERATIONS

The Company recorded a profit of $617,188 for the three months ended January 31, 2009, compared to a profit of $15,214 for the three months ended January 31, 2008. The Company earned $62,500 in mineral property option and royalty revenue. During the Quarter, the Company recorded into income the estimated

future income benefit on the renounciation of Canadian exploration expenditures. The loss in the third quarter resulted from the recording of $260,724 in stock based compensation. Management fees remained relatively consistent quarter over quarter. See Note 7 "Related Party Transactions and Balances" attached to the financial statements.

MINERAL PROPERTIES

100% Owned McFaulds Fancamp Property, Ontario

During the Quarter, the Company completed the current drill programme on its McFauld's Lake property.

Holes F-08-11 and F-08-12 were drilled to test the high mag feature located on the NE sector of the C -5 target. Both were drilled from the same setup, Hole 11 at 50 degrees NW and Hole 12 at 70 degrees NW, to 150 metres and 165 metres depth respectively. Both holes intersected a 25 metre wide zone of banded chert magnetite iron formation, lying on top of what is interpreted to be the pre McFauld's granite basement, dipping at some 60 degrees to the SE. Minor sulphide replacement of the magnetite was noted and assay results of this material indicate geochemically anomalous copper and gold values. Volcanics and volcanogenic sediments overlie the iron formations in the drill holes, and a large gravity high just SE of C-5 suggests the presence of chromite rich zones higher in this stratigraphic section.

The Company completed the first phase of the C-1 Target drilling. The high grade nickel mineralization seen over a narrow width in Hole No.2, was intersected again in Hole No.10 where massive sulphides were seen over very narrow widths again within a zone of less than a metre, some eight metres down dip of the original intersection at a vertical depth of about 40 metres. The local dip appears to be about 40 degrees to the west and, Holes 8 and 9, drilled at 45 degrees and 55 degrees respectively to the west (east of the No.1,2 collars) on the assumption the zone was near vertical, appear to have undercut it. This mineralized zone, small though it appears, is open down dip and along strike. The nickel mineralization occurs close to the eastern granite contact of C-1. Geophysics suggests that this contact is highly irregular in a vertical sense, with granite "overhangs" and vertical walls at depth. Deep penetration TDEM suggests the existence of strong conductivity near this contact at depths on the order of 400-500 metres.

An immediate focus for Fancamp in the new year is the NE sector of the C-1 target along its eastern granite contact from the Noront boundary for some 300 metres to the SE. JVX-MLEM (moving loop EM) has indicated a zone of very low resistivity along this part of the contact at a vertical depth of 400-500 metres. The occurrence of high grade nickel bearing sulphides in Holes 2 and 10 adjacent to this contact attests to its prospectivity.

50% Owned Villebon Property

Subsequent to the end of the quarter, the Company announced that its 50% held (50% Sheridan Platinum Group) nickel-copper-PGE project, known as the Villebon Property, in northern Quebec, had been optioned to LiteWave Corp. and St-Georges Minerals Inc.

To acquire up to 100% ownership in the property, St-Georges will issue a total of 2,250,000 common shares to Fancamp and Sheridan within six months. Litewave will be required pay the vendors $200,000 Cdn. over two years and then an annual advance royalty payment of $20,000 Cdn. The Property is subject to a 2% Net Smelter Return ("NSR") on 18 claims and to a 1% NSR on 5 claims covering the Villebon Zone. A total of 1% of the 2% NSR can be purchased for $1,000,000 Cdn. LiteWave will assume a remaining property payment of $80,000 Cdn. on the Villebon Zone 5 claims to Tectonic Resources as well as an existing 2% NSR, of which 1% can be purchased for $1,000,000 Cdn.

Other Properties

See Note 5 – Mineral Properties Interests attached to the financial statements for the period ended January 31, 2009, for further information on the Company's other mineral property holdings.

INVESTMENT IN THE MAGPIE MINES INC.

The Company's 48.7% owned subsidiary, The Magpie Mines Inc., completed an 800 metre drill programme on its titaniferous magnetite deposit located on Quebec's North Shore, some eighty miles north of the coast near Longue Pointe de Mingan. Three holes were drilled on the Magpie deposit # 2, a 2.2 mile long section of the Magpie. These holes were drilled from west to east, on two EW profiles, 2000 ft apart, at dips of 50 degrees. Hole 1 was drilled on the southern profile, and intersected massive titaniferous magnetite over 1306 ft in the hole. Holes 2 and 3 were drilled on the northern profile. Hole 2 intersected 960 ft of massive titaniferous magnetite. Hole 3, drilled from the same setup, at 70 degrees, intersected 230 ft of massive titaniferous magnetite and was stopped in that material.

The purpose of this programme was to confirm historical grades and continuity to depth.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended January 31, 2009 and the preceding 7 quarters:

Summary of Quarterly Results

Three Months Ended	4th Quarter April 30, 2008	1st Quarter July 31, 2008	2nd Quarter October 31, 2008	3rd Quarter January 31, 2009
Mineral Property Option and Royalty Revenue	$594,521	$35,370	$32,500	$62,500
Net Income (Loss)	$235,796	($1,294,585)	$2,259,638	$617,188
Income (Loss) Per Share	$0.010	($0.050)	$0.030	$0.020
Fully Diluted Income (Loss) Per Share	$0.010	($0.040)	$0.030	$0.020

Three Months Ended	4th Quarter April 30, 2007	1st Quarter July 31, 2007	2nd Quarter October 31, 2007	3rd Quarter January 31, 2008
Mineral Property Option Revenue	$525,504	$166,384	$100,000	$46,342
Net Income (Loss)	$500,194	$146,072	($2,686,609)	$15,214
Income (Loss) Per Share	$0.020	$0.010	($0.110)	$0.000
Fully Diluted Income (Loss) Per Share	$0.020	$0.010	($0.100)	$0.000

The net profit for the current quarter can be mainly attributed to the recording of $894,132 in estimated future income tax benefit on the renounciation of exploration expenditures. The net loss incurred in the quarters ended July 31, 2008 and October 31, 2007 were the result of costs attributed to stock based compensation. The Company has achieved net income in most of the other periods from mineral property option payments and royalty revenue. $2,264,751 of income recorded in the second quarter ended October 31, 2008 resulted from the sale of the Company's interest in certain mineral properties.

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing and joint venture option payments.

The Company had working capital of $3,287,312 as at January 31, 2009.

Also see Note 9 "Contingencies" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 7 "Related Party Transactions and Balances" attached to the financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group.

SUBSEQUENT EVENTS

See Note 10 "Subsequent Events" attached to the financial statements.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the Quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts, are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION – AS AT JANUARY 31, 2009

TSX Venture Exchange	Trading Symbol: FNC
Authorized Capital:	50,000,000 common shares n.p.v.
Shares Outstanding:	36,170,981 common shares
Fully Diluted Shares Outstanding:	44,937,981 common shares
Head Office:	7290 Gray Avenue Burnaby, B.C., V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec, H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Computershare 2nd Floor, 510 Burrard Street Vancouver, B.C., V6C 3B8
Auditor:	Chang Lee LLP 505-815 Hornby Street Vancouver, B.C., V6Z 2E6
Directors:	Peter H. Smith, PhD., P. Eng., President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

For further information see the Company's website: www.fancampexplorationltd.ca